

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 18, 2008

via U.S. mail

Robert D. Johnson
President and Chief Executive Officer
Maxim TEP, Inc.
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

> **Re:** **Maxim TEP, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed August 7, 2008**
> **Response Letter Submitted August 26, 2008**
> **File No. 0-53093**

Dear Mr. Johnson:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Registration Statement on Form 10

Note 4 – Intangibles and Other Assets, page F-21

1.   We note the information provided in response to prior comment number 2 from our letter dated August 25, 2008. We further note the following:

- Projected revenue for year 1 is substantially above actual amounts for either of the years ended December 31, 2007 or 2006;

- You project substantial increases in year-over-year revenue for each of the years 2 through 5;

- Projected up front fees to acquire the license appear to be recurring each year for existing licenses.

- Actual revenues for the first 6 months of 2008 are significantly below actual revenues for the years ended December 31, 2007 and 2006 and projected revenues for year 1; and,

- Disclosure in your report on Form 10-Q for the quarterly period ended June 30, 2008 indicates that you believe that licensing revenues will decrease in the near future as you are not currently actively marketing sublicenses of your technology.

In view of the significant differences between your recent actual results and the projected results indicated in your response, together with your stated expectations of continuing decreases in revenue in the near future, explain to us why you believe the projections underlying your impairment assessment of the LHD Technology assets is reasonable and supportable.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements, page 2

Notes to Consolidated Financial Statements, page 8

Note 3 – Debt, page 13

Convertible Notes Payable

2.   We note your disclosure regarding the disposition of the South Belridge field. In connection with this disposition, explain how you considered the reporting requirements of Item 2.01 of Form 8-K.

3.   Disclosure under this note indicates that, in connection with the sale of the South Belridge field, you issued stock in exchange for cash and the retirement of debt. However, your consolidated statement of stockholders' equity indicates that the shares were issued in connection with the conversion of debt and accrued interest.

Separately, your consolidated statement of cash flows shows a cash inflow from investing activities of discontinued operations under the caption "Capital expenditures for oil and gas properties" and a corresponding financing outflow captioned "repayment of debt". Considered together, these disclosures create uncertainty as to the amount of, and reasons for, cash received in the transaction. To help us understand your disclosure in this area, describe for us the specific terms of the transaction. As part of your response, explain the nature of any relationship between you and the counter parties. Also, explain how you determined that this represents a cash transaction, as opposed to a non-cash settlement of debt in exchange for property interests and common stock.

***

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　　You may contact Nasreen Mohammed at (202) 551-3773 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　H. Roger Schwall
　　　　　　　　　　　　　　　　　　　　Assistant Director

cc:　　N. Mohammed
　　　　B. Skinner
　　　　M. Duru
　　　　L. Nicholson

　　　　via facsimile

　　　　Bryce Linsenmayer, Esq.
　　　　(713) 236-5540